February 18, 2025

David Arthur
President and Chief Executive Officer
Salarius Pharmaceuticals, Inc.
2450 Holcombe Blvd
Suite X
Houston, TX 77021

       Re: Salarius Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed January 21, 2025
           File No. 333-284368
Dear David Arthur:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed January 21, 2025
Coverpage

1. Please revise here and in the Summary to clarify the timing of this offering relative to the planned closing of the Merger with Decoy Therapeutics, Inc. Discuss, as applicable, any contingencies between this offering and the Merger. Description of the Merger with Decoy, page 8

2. Discuss whether Nasdaq will require a new listing application and, as applicable, whether this offering and/or the closing of the Merger is contingent on
Nasdaq   s
       approval of such application.
Risk Factors, page 25

3. Please disclose which of Salarius' product candidates have received a Fast Track
 February 18, 2025
Page 2

       Designation from the FDA as stated on page 37.
Use of Proceeds, page 62

4. Please revise to disclose the planned use of proceeds in the event that the executed
       Merger Agreement with Decoy closes. With reference to the pipeline table on page
       80, disclose the planned allocation for each program candidate and the preclinical work and/or clinical trials that each allocation is intended to fund. Also, revise to disclose the planned allocations in the event that the Merger does not close and
       Salarius remains a stand-alone business.
Salarius' Business, page 69

5. Please revise to disclose the nature of the grade 4 adverse events which resulted in the
       Phase I trial for SP-2577 being placed on clinical hold.
Decoy's Drug Development Programs, page 80

6. With reference to your disclosure on page 117, please revise the pipeline table to depict all three clinical phases.
Key Relationships & Licenses, page 113

7. With reference to the disclosures on page 93, please revise to disclose the material terms of the grants from the Bill & Melinda Gates Foundation and the Blue
       Knight Program. Please also file these agreements as exhibits to the registration statement or advise.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Salarius, page 133

8. We note your reference to "transactions contemplated by the Merger Agreement" in this section. Please revise to identify these transactions or advise. Material U.S. Federal Income Tax Consequences, page 179

9. With reference to comment 1 above, please revise to discuss the material tax consequences to investors in the offering in the event that the Merger with Decoy closes.
Unaudited Pro Forma Consolidated Combined Financial Information, page 190

10. Please explain why the Company is using the words assumed and agreed to fair value for Salarius Pharmaceuticals, Inc. when it is a public company with a published market value. If the assumed and/or agreed to value is in fact market value, please revise your filing accordingly. Additionally, explain how you determined the fair value for Decoy Therapeutics Inc. as we noted you used the same language, assumed and agreed to fair value.
11. We note language that the pro forma adjustments are preliminary and are not finalized. As these amounts are preliminary, we will further examine the Unaudited
       Pro Forma information and adjustments in a subsequent submission. In a subsequent amendment, please ensure that the narrative information within the Notes to the
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Page 3

       Unaudited Pro Forma Consolidated Combined Financial Information is consistent between the notes, and can be clearly calculated to equal the quantitative values on the
       Unaudited Pro Forma Consolidated Combined Balance Sheet and Statement of Operations.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Christine Torney at 202-551-3652 or Daniel Gordon at 202-551-3486
if you have questions regarding comments on the financial statements and related matters. Please contact Joe McCann at 202-551-6262 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Stephen Nicolai